

Mike Mountford · 3rd

mySongbird: A Force For Good

Mesa, Arizona, United States · 26 connections · **Contact info**

mySongbird, LLC

 **University of Notre Dame ·
Mendoza College of...**

Experience

Founder and Chief Innovation Officer

mySongbird, LLC

2019 – Present · 2 yrs

After achieving great successes in the hardware and distribution areas of the satellite business, Mike Mountford is now revolutionizing the live music and entertainment industry with his latest venture, mySongbird, LLC. mySongbird is going to be a video destination for Music like ESPN is for Sports, CNN for News, and Netflix for Movies/Miniseries. The mySongbird business model is not only going to be a significant financial success, but will also be A Force for Good benefiting the income model of musicians, and have a profound impact on the life expectancy of Planet Earth.

Chief Executive Officer

NATIONAL PROGRAMMING SERVICE, LLC / dba All American Direct

2003 – 2010 · 7 yrs

In 2003 Mike purchased the NPS division of DSI Systems, Inc. and incorporated it as National Programming Service LLC.

NPS became the dominant C-band programming provider. Mike helped save subsc ...see more



Executive Vice President

DSI Systems Inc.

1998 – 2003 · 5 yrs

In July 1998, Mike merged Earth Terminal and APS into DSI Systems Inc. He was named Executive Vice President of the NPS division in Indianapolis. In that position, he engineered changes and renegotiated contracts saving NPS/DSI over 4.4 million dollars in one year.

…see more

Founder

American Programming Service

1989 – 1998 · 9 yrs

In 1989, Mike founded American Programming Service (APS) to provide entertainment programming services through satellite dealers to retail subscribers. Mike started American Programming services as a third-party reseller of programming for HBO, ESPN, Turner Network, etc. APS was similar to cable but unfettered by overhead for infrastructur …see more

Satellite Broadcasting and Communication Association Distributor Group

9 yrs

Board Member

1989 – 1998 · 9 yrs

Mike joined the Board of Directors of the Satellite Broadcasting and Communication Association (SBCA) Distributor Group in 1989 and served as Chairman twice before ending his term of service in 1998.

Chairman Of The Board

1991 – 1994 · 3 yrs

Mike was elected Chairman of the Satellite Broadcasting and Communication Association (SBCA) Distributor Group in 1991 and served in that role through 1994.

Show 3 more experiences ⌄

Education



University of Notre Dame - Mendoza College of Business

BA, Marketing

1974 – 1977



University of Notre Dame - Mendoza College of Business

Univesity of Notre Dame

Volunteer experience



Mentor and Advisor
The IDEA Center at the University of Notre Dame
2010 – Present • 11 yrs
Education

Beginning in 2010, Mike has worked with the Idea Center at The University of Notre Dame in as a volunteer mentoring, advising, and as a judge of student business plan submissions in the annual Gigot Entrepreneurial Contest.



